January 11, 2013

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Martin James, Senior Assistant Accountant

Re:	Becton, Dickinson and Company (the “Company”)
Form 10-K for the fiscal year ended September 30, 2012
Filed November 21, 2012
Form 8-K dated November 7, 2012
Filed November 7, 2012
File No. 001-04802

Ladies and Gentlemen:

This letter is in response to your comments on the above filing contained in your letter of December 20, 2012. This response letter has been reviewed with the Company’s independent registered public accounting firm, Ernst & Young LLP, in advance of mailing to you. In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K for the Fiscal Year Ended September 30, 2012

Item 8. Financial Statements

Note 8. Benefit Plans, page 61

1.	With respect to your plan amendment during the first quarter of fiscal 2012, please tell us in more detail about the nature of your defined benefit cash balance pension plan and how this plan differs from your traditional pension plan. Discuss how you determined the impact of this change on your net pension costs in fiscal year 2012. Discuss the extent to which any impact was cash vs. non-cash.

Response to Comment 1:

Nature of defined benefit cash balance pension plan (the “cash balance plan”)

In November 2011, the Company adopted and communicated a plan change that converts participants’ accrued benefits under the defined benefit traditional plan (the “traditional plan”) to benefits under the cash balance plan, effective January 1, 2013. Upon conversion, individual plan participants receive an opening balance equal to the actuarial equivalent of the benefit accrued under the traditional plan through December 31, 2012. Following conversion, a participant accrues benefits under the cash balance plan through monthly pay credits based upon an individual plan participant’s age and length of service according to the following schedule:

Age plus service	% of pay credited
Less than 40	3%
At least 40 but less than 50	4%
At least 50 but less than 60	5%
At least 60 but less than 70	6%
70 or more	7%

In addition to these pay credits, the individual participant accounts accumulate monthly interest credits. Each individual plan participant’s accumulated benefit under the cash balance formula is defined, at any point in time, as an account balance equal to the accumulated value of the opening balance plus pay credits and interest credits. The benefit is payable at any time following vested termination from the plan. Benefits may be paid as a lump sum or an annuity, at the participant’s election.

Difference between the traditional plan and cash balance plan

Under the Company’s traditional plan, participants’ benefits were based on a final average pay formula (1.0% to 1.5% of the highest five consecutive years of an individual participant’s compensation within the last 10 years, multiplied by years of service). The traditional plan benefit was expressed as a life annuity, commencing on the Normal Retirement Age (65). Benefits could commence as early as age 55, with an early retirement reduction. Early retirement reductions may be reduced by subsidies based on age and years of service at time of retirement.

Key differences between the Final Average Pay (old) and Cash Balance (new) formulas.

Feature	Cash Balance	Traditional Final Average Pay
Benefit determination	Benefit value at commencement depends on age, service and full compensation history as well as historical AND current interest rates	Benefit is determined based on age, service and recent compensation history. Lump sum value reflects only current interest rates.

Availability of benefits	Upon vested termination at any age	No earlier than age 55

Normal retirement age and subsidies for early retirement commencement	Benefit payable is actuarially equivalent to an accumulated balance and does not explicitly reflect current age or normal retirement age (other than grandfathered pre-2013 benefit).	Benefit is explicitly reduced for retirement commencement prior to normal retirement age (65). Such reductions may be reduced by subsidies that make early retirement more valuable than under normal retirement.

Benefit level	Will vary based on individual circumstances, but for most participants, the benefits accrued under the cash balance formula after January 1, 2013 are expected to be less valuable than benefits that would have accrued had the traditional formula continued

Determination of the amendment’s impact on fiscal year 2012 net pension costs

The amendment to the U.S defined benefit pension plan was approved and communicated to affected employees in the first quarter of fiscal 2012 (November 2011). Because the plan amendment was a significant change, the plan’s benefit obligation, fair value of plan assets, and net periodic cost were required to be remeasured as of November 30, 2011 pursuant to ASC 715-30-25-5. The remeasurement reflected the discount rate and plan assets as of the remeasurement date as well as the new plan formula. The change in the projected benefit obligation due to the new discount rate was recognized in other comprehensive income as an actuarial gain; the change in the projected benefit obligation attributable to the plan amendment was recognized in other comprehensive income as negative prior service cost. Because the cash balance plan reduced, but did not eliminate, future benefit accruals, there was no curtailment of benefits. Net pension cost was measured for the remainder of the fiscal year. Consequently, fiscal year 2012 net pension cost was based on 2/12 of the net pension cost measured at September 30, 2011 and 10/12 of the net pension cost measured at November 30, 2011. The interim remeasurement reduced the net pension cost for fiscal year 2012 by $11.5 million and the plan change reduced the net pension cost for the same period by $28.7 million, for a total impact of $40.2 million.

Cash impact of amendment

Cash funding of the pension plan is determined under the minimum funding standards of Internal Revenue Code § 412. Accordingly, cash funding during fiscal 2012 is based on the results of the October 1, 2011 and October 1, 2012 valuations and reflects benefits accrued as of the funding valuation dates. Because the plan change was effective January 1, 2013, it had no effect on benefits accrued as of these valuation dates, and therefore no impact on cash funding in fiscal year 2012.

Form 8K dated November 7, 2012

Exhibit 99.1

2.	Please explain why you included supplemental income statement information for fiscal 2012, 2011 and 2010 related to the discontinued operations of Discovery Labware. We note that the columns are labeled pro forma, amounts reclassified to discontinued operations and from continuing operations.

Response to Comment 2:

We included the supplemental income statement information for fiscal 2012, 2011 and 2010 related to Discovery Labware in order to assist investors in understanding the impact of the reclassification of Discovery Labware to discontinued operations in the current and prior periods, specifically on the Company’s revenues, income, and diluted earnings per share.

If you would like to discuss these responses, please call me at (201) 847-7103.

Very truly yours,

/s/ Suketu Upadhyay

Suketu Upadhyay

Acting Chief Financial Officer, Senior Vice President and Controller

cc:	Securities and Exchange Commission

Praveen Kartholy

Kate Tillan

Becton, Dickinson and Company

Vincent A. Forlenza, Chairman, Chief Executive Officer and President

Jeffrey S. Sherman, Senior Vice President and General Counsel

Gary DeFazio, Vice President and Corporate Secretary

Kathryn J. Garbarini, Director of Financial Reporting and Policy

Members of the Audit Committee

Ernst & Young, LLP

Peter Tryhane

Molly John